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                          [BRYAN CAVE LLP LETTERHEAD]



July 6, 2005


VIA EDGAR AND BY COURIER
Securities and Exchange Commission
CF-AD4
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mellissa Campbell Duru


Re:         ORCHIDS PAPER PRODUCTS COMPANY
            REGISTRATION STATEMENT ON FORM S-1/A
            FILE NO. 333-124173
            FILED JULY 6, 2005

Dear Ms. Duru:

We are writing this letter on behalf of Orchids Paper Products Company (the "Company" or "Orchids") in response to the letter of the Staff of the Securities and Exchange Commission (the "Commission") dated July 1, 2005 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company's response. We are enclosing a copy of the Pre-Effective Amendment No. 3 to the registration statement, together with copies which are marked to show the changes from the prior filing.

GENERAL

     1. WE REMIND YOU OF PRIOR COMMENTS 1 AND 4. FOR EXAMPLE, PROVIDE UPDATED DISCLOSURE ON PAGE 33 REGARDING YOUR COMPLIANCE WITH THE FINANCIAL COVENANTS SPECIFIED IN YOUR CREDIT FACILITY AND TERM LOAN AGREEMENT AS OF THE MOST RECENT FISCAL QUARTER ENDED JUNE 30, 2005.

          Response: The Company has taken into account the Staff's prior comments 1 and 4 in revising the registration statement. The financial covenants contained in the Company's Amended and Restated Agented Credit Agreement are tested at the end of each fiscal quarter

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Mellissa Campbell Duru
Securities and Exchange Commission
July 6, 2005



          beginning on June 30, 2005. While the Company was in compliance with these financial covenants at May 31, 2005 and believes that it will be in compliance at June 30, 2005, the Company is still in the process of closing its books for its second fiscal quarter and cannot yet make any definitive statements with respect to its compliance for this period.

PROSPECTUS SUMMARY, PAGE 1
RISKS, PAGE 2

     2. WE NOTE THAT IN YOUR RESPONSE TO PRIOR COMMENT 5 YOU COMMIT TO RECIRCULATE IF YOU FAIL TO RAISE AT LEAST $11.5 MILLION IN NET PROCEEDS. DISCLOSE IN THE PROSPECTUS THAT YOU MUST RAISE A MINIMUM AMOUNT OF NET PROCEEDS IN ORDER TO OBTAIN THE DEBT FINANCING YOU NEED TO COMPLETE THE PROJECT. MAKE CORRESPONDING REVISIONS TO THE CAPTION AND TEXT OF THE RISK FACTOR CAPTIONED "OUR ABILITY TO OBTAIN THE DRAFT FINANCING" AT PAGE 9.

          Response: The Company has revised the disclosure in the section entitled "Summary - Risks" and in "Risk Factors - Risks Related to Our Business - Our ability to secure the debt financing necessary to complete the project to expand our paper mill depends on our satisfaction of conditions that we may not be able to satisfy" to make it clear that one of the conditions to borrowing under the Company's credit facility is that the Company raise a minimum of $11.5 million in net proceeds in the common stock offering.

     3. REVISE YOUR REFERENCE IN THE FIRST BULLET POINT TO "THAT FACILITY" TO CLARIFY WHICH CREDIT FACILITY YOU ARE REFERENCING. ALSO REVISE THE SECOND BULLET POINT TO QUANTIFY THE AMOUNT OF THE ANTICIPATED EXPENSES. IN THE ALTERNATIVE, CLARIFY THAT YOU ANTICIPATE THAT THE AMOUNT OF THESE EXPENSES WILL BE SUBSTANTIAL.

          Response: The Company has revised the disclosure in the first bullet point in the section entitled "Summary - Risks" to clarify that "that facility" means the Company's credit facility. The Company has also revised the disclosure in the second bullet point to disclose that the Company had incurred $1.6 million of expenses associated with the purchase and installation of the new paper machine at March 31, 2005 and expects to continue to incur such expenses in the future.

NOTES TO FINANCIAL STATEMENTS, PAGE F-13
NOTE 2 - ACQUISITION OF ORCHIDS PAPER PRODUCTS COMPANY, PAGE F-16

     4. YOU DISCLOSE THAT THE ADJUSTED PURCHASE PRICE OF ORCHIDS PAPER PRODUCTS COMPANY WAS $21,598,000. IN THE SUMMARY PURCHASE PRICE ALLOCATION TABLE FOLLOWING YOUR DISCUSSION YOU INDICATE THE NET ASSETS ACQUIRED WERE ONLY

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Mellissa Campbell Duru
Securities and Exchange Commission
July 6, 2005



          $5,544,000. PLEASE RECONCILE FOR US AND DISCLOSE THE DIFFERENCE BETWEEN THE ADJUSTED PURCHASE PRICE AND THE AMOUNT IDENTIFIED AS NET ASSETS ACQUIRED.

          Response: The summary purchase price allocation table has been adjusted to reflect net assets acquired of $14,506,000 and assumed debt of $7,092,000. The previous disclosure had erroneously included additional debt used to finance the acquisition. The revised disclosure is now in agreement with the statement of cash flows.

     5. YOU INDICATE THE "VALUE OF THE PLANT EQUIPMENT WAS BASED ON A 2002 APPRAISAL OF THOSE ASSETS." PLEASE TELL US AND DISCLOSE WHY YOU BELIEVE IT IS APPROPRIATE TO USE AN APPRAISAL RECEIVED IN 2002, WHEN THE ACQUISITION OCCURRED IN 2004.

          Response: After allocation of the purchase price to all assets and liabilities other than machinery and equipment, the unallocated portion of the purchase price was approximately $2,256,000 less than the value of machinery and equipment, determined by independent appraisal in 2002, plus the cost of intervening additions. Considering this disparity, the Company believes that the physical condition and economic factors affecting the fair value of the machinery and equipment made it unnecessary for it to update the 2002 appraisal. Allocation of the $15,811,000 purchase price assigned to machinery and equipment to individual components of machinery and equipment was based on the relative fair value of individual components in the 2002 appraisal.

     6. YOU ALSO STATE "SINCE THE PURCHASE PRICE ALLOCABLE TO PLANT EQUIPMENT WAS THE RESIDUAL VALUE THAT WAS LESS THAN THE 2002 APPRAISED VALUES, MANAGEMENT ALLOCATED THE RESIDUAL VALUE TO MAJOR EQUIPMENT COMPONENTS PROPORTIONATELY ON THE BASIS OF THE APPRAISED VALUES." PLEASE EXPLAIN THIS STATEMENT TO US TO CLARIFY HOW THE PURCHASE PRICE WAS ALLOCATED TO PLANT EQUIPMENT, AND CONFIRM TO US THAT YOUR ACCOUNTING COMPLIES WITH THE PURCHASE PRICE ALLOCATION METHODOLOGY OUTLINED IN PARAGRAPHS 35-46 OF SFAS 141.

          Response: Please see response to comment 5 above for an explanation of how the purchase price was allocated to plant equipment. The Company confirms that its purchase price allocation complies with the methodology outlined in paragraphs 35-46 of SFAS 141. In particular, the guidance in paragraph 37 was applied using the 2002 appraisal amounts for estimated replacement cost of similar capacity of machinery and equipment. These 2002 appraisal amounts were then reduced pursuant to the guidance of paragraph 44 for the excess of fair value of acquired net assets over cost.


                                      * * *
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Mellissa Campbell Duru
Securities and Exchange Commission
July 6, 2005


If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at 312-602-5025, C. Brendan Johnson at 314-259-2438, or Brian Feezel at 314-259-2467, or any of us by fax at 314-259-2020.

Very truly yours,


/s/ Donald Figliulo
Donald Figliulo


cc:  H. Roger Schwall
     Mark Wojciechowski
     April Sifford
     Timothy Levenberg
       Securities and Exchange Commission
     Keith Schroeder
       Orchids Paper Products Company
     Jim Taylor
       Tullius Taylor Sartain & Sartain LLP